Exhibit 99.1

CI Private Wealth to Establish Trust Company

Move highlights continued development of fast-growing private wealth firm

MIAMI & TORONTO--(BUSINESS WIRE)--May 10, 2022--CI Private Wealth US, LLC (“CIPW”), a subsidiary of CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX), announced today that it has applied for a charter to establish and operate a South Dakota trust company (“CI Trust”). Once chartered, CI Trust will offer administrative trust solutions to clients through CIPW’s national wealth management platform.

“CI Trust will allow us to offer clients a variety of robust trust solutions and further enhance the elite client experience that CI Private Wealth provides,” said Kurt MacAlpine, Chief Executive Officer of CI.

“Trusts are a critical part of meeting the complex wealth management and estate planning needs of ultra-high-net-worth and high-net-worth clients. CI Trust will offer comprehensive, customized administrative trust solutions designed to satisfy each client’s goals, while CIPW manages the trust’s assets to ensure alignment with the client’s overall wealth management plan.”

CI entered the U.S. registered investment advisor (“RIA”) sector in January 2020 and quickly became one of the fastest-growing wealth management firms in the U.S. Once all outstanding acquisitions are completed, CI’s U.S. assets will reach approximately US$134 billion (based on assets as of March 31, 2022).

“Establishing CI Trust is an important step in our mission of building the country’s leading wealth management firm for ultra-high-net-worth and high-net-worth investors,” Mr. MacAlpine said. “It will build on other successful enhancements to our service offerings, such as the launch earlier this year of our Family Office Services platform, which completed approximately 1,000 tax returns for our clients in its first year of operation.”

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately US$295.7 billion (C$370.2 billion) in client assets as at March 31, 2022. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that all outstanding acquisitions will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the risk that changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com